                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 29)*

                            Intek Global Corporation

_______________________________________________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
_______________________________________________________________________________
                         (Title of Class of Securities)

                                  458134 10 3
                         ______________________________

                                 (CUSIP Number)

                                 Robert Shiver
                      Chairman and Chief Executive Officer
                         Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                           Torrance, California 90502
                                 (310) 366-7335
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                               February 14, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement of file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

______________


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________________                                      ____________________
CUSIP NO. 458134 10 3                 13D                   PAGE 2 OF    PAGES

_______________________________________________________________________________
        1       NAME OF REPORTING PERSONS
                S.S. OF I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Simmonds Capital Limited

_______________________________________________________________________________
        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]
                                                                     (b) [  ]

_______________________________________________________________________________
        3       SEC USE ONLY

_______________________________________________________________________________
        4       SOURCE OF FUNDS*

                WC; OO

_______________________________________________________________________________
        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                            [  ]

_______________________________________________________________________________
        6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada

_______________________________________________________________________________
                                        7       SOLE VOTING POWER
                                                3,943,383
        NUMBER OF
         SHARES                  ______________________________________________
      BENEFICIALLY                      8       SHARED VOTING POWER
        OWNED BY
          EACH                                      --
        REPORTING
      PERSON WITH                ______________________________________________
                                        9       SOLE DISPOSITIVE POWER
                                                3,943,383
                                 ______________________________________________
                                        10      SHARED DISPOSITIVE POWER

                                                     --

_______________________________________________________________________________
        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,943,383
_______________________________________________________________________________
        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                 [  ]
_______________________________________________________________________________
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.2%
_______________________________________________________________________________
        14      TYPE OF REPORTING PERSON*

                CO

_______________________________________________________________________________


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 458134 10 3

                                  SCHEDULE 13D


The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"),on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18, 1996 ("Amendment No. 12"), on April 8, 1996 ("Amendment No. 13"), on April 16, 1996 ("Amendment No. 14"), on April 23, 1996 ("Amendment No. 15"), on June 10, 1996 ("Amendment No. 16"), on June 27, 1996 ("Amendment No. 17"), on July 12, 1996 ("Amendment No. 18"), on September 30, 1996 ("Amendment No. 19"), on October 15, 1996 ("Amendment No. 20"), on November 6 , 1996 ("Amendment No. 21"), as restated and amended on November 30 , 1996 ("Amendment No. 22"), and as amended on December 27, 1996 ("Amendment No. 23"), on January 21, 1997 ("Amendment No. 24"), on February 11, 1997 ("Amendment No. 25"), on February 14, 1997 ("Amendment No. 26"), on June 16, 1997 "Amendment No. 27"), and on December 11, 1997 "Amendment No. 28"), on behalf of Simmonds Capital Limited ("SCL"), is hereby further amended as follows:

Item 2. Identity and Background
        -----------------------

The list of directors and officers of SCL is amended by deleting Robert A. Donaldson.





Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------


The second sentence of Item 3 of the Schedule 13D is amended by deleting the sentence entirely and inserting the following:

After the exercise of a portion of the options to purchase 1,633,333 shares of Common stock and the return of the unexercised options as described in subparagraph (g) of this item 13D , and the disposition of 2,842,500 shares as described in Item 5 subparagraphs (c), (h), (j), (k), (m), (n), (o), (q), (r),
(s) and (v) and the acquisition of 110,000 shares as described in subparagraph
(t) and (u)of this Schedule 13D, SCL is the beneficial owner of 3,943,383 shares of Common Stock.





Item 5.  Interest in Securities of the Issuer
         ------------------------------------


The first sentence of Item 5 of the Schedule 13D is amended by deleting the reference therein to "4,295,883" and inserting in its stead "3,943,383".

Item 5 is further amended by inserting subparagraph (v) as follows:

(v) On March 11, 1998 SCL sold 352,500 shares of Common Stock to Intek in a private transaction at a price of $2.75 per share, paid by $1.50 in cash and the balance in a note due December 15, 1998. (See attached Exhibit T)

Item 5 is further amended by deleting the remainder of Item 5 and inserting the following:

Of the persons listed in Item 2, the following beneficially own shares of common Stock in the amounts indicated:



Person             Number of Shares       Sole/Shared Voting Power
------             ----------------       ------------------------
John Simmonds      1,350 shares                    sole


     As of March 17, 1998, SCL beneficially owned 3,943,383 shares of Common Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                        SIMMONDS CAPITAL LIMITED


                        March 18, 1998

                                                (Date)

                        /s/ David C. O'Kell
                        _______________________________________________________
                                              (Signature)

                        David C. O'Kell, Executive Vice President and Secretary
                        _______________________________________________________
                                              (Name/Title)

                                                                       Exhibit T



                                   CONTACTS: Louis J. Monari
                                             Intek Global Corporation
                                             (609) 419-1222 ext. 116

                                             Ken Di Paola or Joel Pomerantz
                                             The Dilenschneider Group
                                             (212) 922-0900


                    INTEK GLOBAL REPURCHASES 352,500 SHARES
                             IN PRIVATE TRANSACTION


     PRINCETON, N.J., March 16, 1998 -- Intek Global Corporation (NASDAQ:IGLC), a rapidly growing provider of spectrum-efficient wireless technology, products and services, said today that it has repurchased 352,500 common shares at $2.75 per share from Simmonds Capital Limited (TSE:SMM) in a private transaction. Payment for the shares was made through a combination of cash and notes.

     As previously announced, the board of directors had authorized management to expend up to $1 million to acquire up to 1 percent of the company's outstanding shares. To date, 184,500 shares have been purchased under that program. The repurchase from SCL, part of a board-authorized expansion and completion of that program, brings total shares repurchased to 537,000, at an average price of $2.47 per share. Intek Global's shares closed Friday at $3.03 per share.

     Intek Global Chairman and CEO Robert J. Shiver noted: "The timing and pricing of this private sale is right in line with our repurchase program and serves the economic interests of all shareholders."

     Intek Global operates advanced wireless voice and data communications systems and develops, manufactures, distributes and licenses wireless communications technology and products. The company operates Business Radio systems in the U.S. through its RoameR One(TM) subsidiary, the dominant 220 MHz license holder in the
                                     (more)

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                                      -2-
U.S., with over 250 sites covering 120 markets. Another subsidiary, Midland USA, is a leading distributor of Land Mobile Radio (LMR) products, manufactured by the company and others, operating through a well-established base of authorized dealers and resellers in the U.S. who also market RoameR One's services.

     In the U.K., Intek Global operates Radiocoms, a manufacturer of LMR products utilizing Intek Global's proprietary, spectrum-efficient Linear Modulation (LM) technology. Radiocoms also manufactures various radio systems, products and components under contract to a number of other electronics manufacturers and distributors. LM technology is a spectrum-efficient, patented narrowband technology, which can overlay digital and analog radio transmissions and provide up to a six-fold increase in a system's capacity. LM technology was developed by the company's Linear Modulation Technology (LMT) subsidiary, a leading engineering, research and development group, specializing in developing cost-effective wireless technologies and products for use throughout the world. LM technology is generally considered to offer the fastest data rate capability available in trunked radio system technology. Equipment Services Unit (ESU), another UK-based subsidiary of Intek Global, operates wireless Business Radio networks and provides mobile radio systems equipment, engineering, support and maintenance services.

                                    # # # #
Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company filings with the Securities and Exchange Commission.